UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 27, 2017

BrewDog USA Inc.

Delaware
(State or other jurisdiction of incorporation or organization)

47-3649817
(I.R.S. Employer Identification No.)

65 E. State St, Suite 1800
Columbus, Oh 43215

614-400-3077
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. On or about November 30, 2016, BrewDog USA, Inc. filed a Form 1-U indicating it had commenced a promotion as set out in that form. The promotion was terminated on or about December 2, 2016.

Item 9. In the Form 1-A and Offering Circular filed by BrewDog USA Inc. regarding this Regulation A Offering, the offering was scheduled to terminate on February 1, 2017, unless extended up to 180 days by the issuer. BrewDog USA Inc. hereby extends the offering as set out in the Form 1-A and Offering Circular, with the Regulation A offering now scheduled to terminate on March 31, 2017, unless extended again prior to that date by the issuer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): BrewDog USA Inc.

By (Signature and Title): /s/ James Watt, Chief Executive Officer

Date: January 27, 2017